UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2019 - JULY 2020 (In Thousand Balboas) *	AUGUST 24th 2020

	Absolute		2019	2020
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	383,919.82	32.59	1,178,102.69	806,564.33	787,575.93	1,352,454.10	1,752,294.38	1,944,268.09	2,020,868.70	1,562,022.51	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	7,308.90	191.65	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	11,122.64	0.00	0.00	0.00	0.00	0.00
Demand	7,308.90	191.65	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	11,122.64	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	376,610.91	32.07	1,174,288.95	803,870.00	785,115.82	1,350,584.01	1,745,993.87	1,938,467.87	2,011,543.96	1,550,899.87	0.00	0.00	0.00	0.00	0.00
Demand	76,610.91	6.64	1,154,288.95	773,870.00	785,115.82	1,335,584.01	1,525,993.87	1,683,467.87	1,901,543.96	1,230,899.87	0.00	0.00	0.00	0.00	0.00
Time	300,000.00	1,500.00	20,000.00	30,000.00	0.00	15,000.00	220,000.00	255,000.00	110,000.00	320,000.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-1,375,246.78	-23.73	5,795,068.99	5,754,346.14	5,400,694.77	5,239,096.26	4,746,348.42	4,631,226.68	4,440,119.22	4,419,822.21	0.00	0.00	0.00	0.00	0.00
Local	34,944.85	7.21	484,382.39	531,005.85	481,731.33	487,342.99	467,822.53	460,761.53	487,703.95	519,327.24	0.00	0.00	0.00	0.00	0.00
Foreign	-1,464,911.72	-27.08	5,408,614.70	5,324,246.20	5,014,729.46	4,850,144.55	4,372,506.15	4,263,120.07	3,997,849.18	3,943,702.98	0.00	0.00	0.00	0.00	0.00
Less Allowance	-54,720.09	-55.88	97,928.11	100,905.90	95,766.02	98,391.28	93,980.27	92,654.91	45,433.91	43,208.02	0.00	0.00	0.00	0.00	0.00
Local	-46.98	-0.87	5,372.96	5,475.27	5,066.93	5,277.29	5,221.92	5,212.42	5,398.39	5,325.98	0.00	0.00	0.00	0.00	0.00
Foreign	-54,673.10	-59.07	92,555.14	95,430.63	90,699.09	93,113.99	88,758.34	87,442.49	40,035.51	37,882.04	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	34,412.71	35.11	98,012.22	86,426.36	88,675.54	95,754.47	92,796.76	92,734.70	110,007.86	132,424.93	0.00	0.00	0.00	0.00	0.00
Local	-6,385.90	-17.64	36,204.94	27,983.34	30,210.62	37,502.64	34,494.82	34,489.41	31,130.78	29,819.04	0.00	0.00	0.00	0.00	0.00
Foreign	40,983.80	66.19	61,919.92	58,528.79	58,555.30	58,357.37	58,401.69	58,345.08	79,080.06	102,903.72	0.00	0.00	0.00	0.00	0.00
Less Allowance	185.19	164.42	112.63	85.78	90.38	105.54	99.74	99.80	202.98	297.82	0.00	0.00	0.00	0.00	0.00
Local	9.47	13.02	72.75	56.09	60.61	75.67	69.78	69.88	84.68	82.22	0.00	0.00	0.00	0.00	0.00
Foreign	175.72	440.59	39.88	29.69	29.78	29.87	29.96	29.92	118.31	215.60	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-100,743.26	-49.87	202,031.86	133,888.98	138,006.45	157,770.51	159,634.12	112,013.63	77,313.41	101,288.59	0.00	0.00	0.00	0.00	0.00
Local	-601.05	-1.92	31,337.37	34,728.07	47,918.74	39,743.44	36,986.94	53,297.47	29,449.83	30,736.32	0.00	0.00	0.00	0.00	0.00
Foreign	-100,142.21	-58.67	170,694.48	99,160.91	90,087.71	118,027.08	122,647.18	58,716.16	47,863.58	70,552.27	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	-1,057,657.52	-14.54	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	6,215,558.24	0.00	0.00	0.00	0.00	0.00
DEPOSITS	-21,315.22	-0.74	2,888,335.96	2,781,054.46	2,539,723.30	2,467,595.96	2,258,527.09	2,806,169.49	2,886,215.40	2,867,020.75	0.00	0.00	0.00	0.00	0.00
Local	6,326.72	1.15	548,668.62	535,032.44	492,353.79	505,959.89	502,898.85	526,674.58	562,169.09	554,995.33	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	39,464.13	22.53	175,162.63	175,361.29	175,137.09	195,136.54	199,348.28	206,659.13	221,617.56	214,626.76	0.00	0.00	0.00	0.00	0.00
Demand	6,099.32	3,750.51	162.63	361.29	137.09	136.54	137.64	6,458.92	6,260.15	6,261.94	0.00	0.00	0.00	0.00	0.00
Time	33,364.81	19.07	175,000.00	175,000.00	175,000.00	195,000.00	199,210.64	200,200.21	215,357.40	208,364.81	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-33,137.41	-8.87	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	340,368.58	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-33,137.41	-8.87	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	340,368.58	0.00	0.00	0.00	0.00	0.00
Foreign	-27,641.93	-1.18	2,339,667.34	2,246,022.02	2,047,369.52	1,961,636.06	1,755,628.24	2,279,494.91	2,324,046.31	2,312,025.41	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	148,629.70	120.91	122,923.52	190,142.61	192,225.06	271,177.53	255,754.58	238,154.26	267,915.95	271,553.21	0.00	0.00	0.00	0.00	0.00
Demand	16.85	4.59	366.86	2,421.85	1,557.20	965.64	375.06	645.05	5,383.29	383.70	0.00	0.00	0.00	0.00	0.00
Time	148,612.85	121.26	122,556.66	187,720.76	190,667.86	270,211.88	255,379.52	237,509.22	262,532.66	271,169.51	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-176,271.63	-7.95	2,216,743.83	2,055,879.41	1,855,144.45	1,690,458.54	1,499,873.66	2,041,340.65	2,056,130.36	2,040,472.20	0.00	0.00	0.00	0.00	0.00
Demand	126,493.08	148.37	85,256.29	149,887.00	167,532.86	301,339.69	119,189.12	203,493.64	270,042.01	211,749.38	0.00	0.00	0.00	0.00	0.00
Time	-302,764.71	-14.20	2,131,487.53	1,905,992.42	1,687,611.59	1,389,118.84	1,380,684.54	1,837,847.00	1,786,088.34	1,828,722.82	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-969,004.17	-30.48	3,178,656.94	2,858,067.02	2,721,586.24	3,190,769.05	3,285,142.62	2,854,741.41	2,637,493.66	2,209,652.76	0.00	0.00	0.00	0.00	0.00
Local	-523.88	-2.80	18,686.00	18,611.96	18,538.29	18,461.09	18,388.47	18,316.54	18,240.46	18,162.12	0.00	0.00	0.00	0.00	0.00
Foreign	-968,480.29	-30.65	3,159,970.94	2,839,455.05	2,703,047.95	3,172,307.96	3,266,754.15	2,836,424.86	2,619,253.20	2,191,490.65	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-71,685.54	-39.79	180,156.70	111,465.13	127,279.45	158,355.56	180,655.92	84,635.82	91,639.60	108,471.16	0.00	0.00	0.00	0.00	0.00
Local	10,744.81	83.84	12,815.50	18,021.01	30,189.63	14,123.44	24,559.16	14,242.93	14,385.14	23,560.31	0.00	0.00	0.00	0.00	0.00
Foreign	-82,430.35	-49.26	167,341.21	93,444.12	97,089.82	144,232.13	156,096.76	70,392.89	77,254.47	84,910.86	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	4,347.41	0.42	1,026,066.15	1,030,639.20	1,026,363.69	1,028,354.78	1,026,748.05	1,034,696.38	1,032,960.53	1,030,413.56	0.00	0.00	0.00	0.00	0.00
Capital	1,028.64	0.30	340,533.55	340,683.71	340,843.03	341,017.98	341,154.03	341,295.18	341,421.93	341,562.18	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00
Other Reserves	-1,416.25	-1.06	133,878.72	133,973.23	133,498.32	132,868.63	132,904.11	133,024.74	132,799.88	132,462.48	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00
Other Reserves	-1,416.25	66.18	-2,139.85	-2,045.35	-2,520.26	-3,149.94	-3,114.47	-2,993.84	-3,218.70	-3,556.10	0.00	0.00	0.00	0.00	0.00
Retained Earnings	50,575.57	13.66	370,231.58	456,101.29	440,854.41	440,854.41	430,950.90	430,950.90	430,725.14	420,807.15	0.00	0.00	0.00	0.00	0.00
Net Income	-45,751.51	-53.07	86,203.44	4,645.89	15,977.93	18,411.28	26,618.91	34,298.90	32,896.52	40,451.93	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-89.04	-1,021.97	8.71	24.93	-20.16	-7.68	-90.05	-83.50	-93.09	-80.32	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-1,057,657.52	-14.54	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	6,215,558.24	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2019 - JULY 2020 (In Thousand Balboas) *	AUGUST 24th 2020

	2019	2020
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	273,632.27	21,504.60	19,261.51	18,223.17	15,641.44	15,032.98	13,832.77	13,849.52	0.00	0.00	0.00	0.00	0.00	117,345.99
Loans	253,418.32	20,165.72	18,199.47	17,524.65	15,173.45	14,485.18	13,255.70	13,225.33	0.00	0.00	0.00	0.00	0.00	112,029.49
Deposits	17,004.65	1,113.92	868.26	477.29	246.96	324.77	344.09	322.75	0.00	0.00	0.00	0.00	0.00	3,698.04
Investments	3,209.30	224.96	193.78	221.24	221.04	223.03	232.98	301.43	0.00	0.00	0.00	0.00	0.00	1,618.46
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	164,905.73	12,409.94	10,777.73	10,076.26	9,135.98	7,386.76	6,390.67	6,343.89	0.00	0.00	0.00	0.00	0.00	62,521.25
Interest	164,154.92	12,378.43	10,751.75	10,056.09	9,099.36	7,358.05	6,325.32	6,311.32	0.00	0.00	0.00	0.00	0.00	62,280.32
Commissions	750.81	31.51	25.98	20.18	36.63	28.71	65.35	32.56	0.00	0.00	0.00	0.00	0.00	240.93
Net Interest Income	108,726.54	9,094.65	8,483.78	8,146.91	6,505.46	7,646.22	7,442.09	7,505.63	0.00	0.00	0.00	0.00	0.00	54,824.74
Other Income	120,860.44	4,807.56	12,768.17	36,817.60	11,827.81	18,740.17	17,236.24	23,830.95	0.00	0.00	0.00	0.00	0.00	126,028.49
Commissions	16,371.03	1,384.41	912.10	852.47	557.36	674.33	838.56	964.26	0.00	0.00	0.00	0.00	0.00	6,183.49
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	104,489.41	3,423.15	11,856.07	35,965.13	11,270.45	18,065.84	16,397.69	22,866.69	0.00	0.00	0.00	0.00	0.00	119,845.01
Operating Income	229,586.98	13,902.21	21,251.95	44,964.51	18,333.27	26,386.38	24,678.34	31,336.58	0.00	0.00	0.00	0.00	0.00	180,853.23
Operating Expenses	142,953.07	6,707.47	14,933.99	40,155.29	14,925.52	20,300.90	22,293.12	25,399.73	0.00	0.00	0.00	0.00	0.00	144,716.01
Administrative expenses	27,210.02	2,030.98	2,053.72	3,531.86	2,288.01	1,462.33	1,342.88	1,803.18	0.00	0.00	0.00	0.00	0.00	14,512.96
General expenses	6,001.00	316.58	367.42	349.90	303.28	442.35	481.18	481.76	0.00	0.00	0.00	0.00	0.00	2,742.48
Depreciation	3,297.85	283.37	286.54	294.06	278.36	187.24	263.69	262.24	0.00	0.00	0.00	0.00	0.00	1,855.50
Other expenses	106,444.20	4,076.53	12,226.31	35,979.46	12,055.86	18,208.97	20,205.38	22,852.56	0.00	0.00	0.00	0.00	0.00	125,605.07
Net Income before provision for loan losses	86,633.90	7,194.74	6,317.96	4,809.22	3,407.75	6,085.49	2,385.21	5,936.85	0.00	0.00	0.00	0.00	0.00	36,137.22
Provision for loan losses	430.47	2,548.85	-5,014.07	2,375.87	-4,799.88	-1,594.51	3,787.59	-1,618.56	0.00	0.00	0.00	0.00	0.00	-4,314.71
Net Income	86,203.44	4,645.89	11,332.04	2,433.35	8,207.63	7,680.00	-1,402.38	7,555.40	0.00	0.00	0.00	0.00	0.00	40,451.93

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., Y BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2019 A JULIO 2020 (En Miles de Balboas) *	24 DE AGOSTO 2020

	Variación		2019	2020
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	383,919.82	32.59	1,178,102.69	806,564.33	787,575.93	1,352,454.10	1,752,294.38	1,944,268.09	2,020,868.70	1,562,022.51	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	7,308.90	191.65	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	11,122.64	0.00	0.00	0.00	0.00	0.00
A la Vista	7,308.90	191.65	3,813.73	2,694.33	2,460.12	1,870.09	6,300.51	5,800.22	9,324.75	11,122.64	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	376,610.91	32.07	1,174,288.95	803,870.00	785,115.82	1,350,584.01	1,745,993.87	1,938,467.87	2,011,543.96	1,550,899.87	0.00	0.00	0.00	0.00	0.00
A la Vista	76,610.91	6.64	1,154,288.95	773,870.00	785,115.82	1,335,584.01	1,525,993.87	1,683,467.87	1,901,543.96	1,230,899.87	0.00	0.00	0.00	0.00	0.00
A Plazo	300,000.00	1500.00	20,000.00	30,000.00	0.00	15,000.00	220,000.00	255,000.00	110,000.00	320,000.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-1,375,246.78	-23.73	5,795,068.99	5,754,346.14	5,400,694.77	5,239,096.26	4,746,348.42	4,631,226.68	4,440,119.22	4,419,822.21	0.00	0.00	0.00	0.00	0.00
Locales	34,944.85	7.21	484,382.39	531,005.85	481,731.33	487,342.99	467,822.53	460,761.53	487,703.95	519,327.24	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,464,911.72	-27.08	5,408,614.70	5,324,246.20	5,014,729.46	4,850,144.55	4,372,506.15	4,263,120.07	3,997,849.18	3,943,702.98	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-54,720.09	-55.88	97,928.11	100,905.90	95,766.02	98,391.28	93,980.27	92,654.91	45,433.91	43,208.02	0.00	0.00	0.00	0.00	0.00
Locales	-46.98	-0.87	5,372.96	5,475.27	5,066.93	5,277.29	5,221.92	5,212.42	5,398.39	5,325.98	0.00	0.00	0.00	0.00	0.00
Extranjero	-54,673.10	-59.07	92,555.14	95,430.63	90,699.09	93,113.99	88,758.34	87,442.49	40,035.51	37,882.04	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	34,412.71	35.11	98,012.22	86,426.36	88,675.54	95,754.47	92,796.76	92,734.70	110,007.86	132,424.93	0.00	0.00	0.00	0.00	0.00
Locales	-6,385.90	-17.64	36,204.94	27,983.34	30,210.62	37,502.64	34,494.82	34,489.41	31,130.78	29,819.04	0.00	0.00	0.00	0.00	0.00
Extranjero	40,983.80	66.19	61,919.92	58,528.79	58,555.30	58,357.37	58,401.69	58,345.08	79,080.06	102,903.72	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	185.19	164.42	112.63	85.78	90.38	105.54	99.74	99.80	202.98	297.82	0.00	0.00	0.00	0.00	0.00
Locales	9.47	13.02	72.75	56.09	60.61	75.67	69.78	69.88	84.68	82.22	0.00	0.00	0.00	0.00	0.00
Extranjero	175.72	440.59	39.88	29.69	29.78	29.87	29.96	29.92	118.31	215.60	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-100,743.26	-49.87	202,031.86	133,888.98	138,006.45	157,770.51	159,634.12	112,013.63	77,313.41	101,288.59	0.00	0.00	0.00	0.00	0.00
Locales	-601.05	-1.92	31,337.37	34,728.07	47,918.74	39,743.44	36,986.94	53,297.47	29,449.83	30,736.32	0.00	0.00	0.00	0.00	0.00
Extranjero	-100,142.21	-58.67	170,694.48	99,160.91	90,087.71	118,027.08	122,647.18	58,716.16	47,863.58	70,552.27	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-1,057,657.52	-14.54	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	6,215,558.24	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	-21,315.22	-0.74	2,888,335.96	2,781,054.46	2,539,723.30	2,467,595.96	2,258,527.09	2,806,169.49	2,886,215.40	2,867,020.75	0.00	0.00	0.00	0.00	0.00
Locales	6,326.72	1.15	548,668.62	535,032.44	492,353.79	505,959.89	502,898.85	526,674.58	562,169.09	554,995.33	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	39,464.13	22.53	175,162.63	175,361.29	175,137.09	195,136.54	199,348.28	206,659.13	221,617.56	214,626.76	0.00	0.00	0.00	0.00	0.00
A la Vista	6,099.32	3750.51	162.63	361.29	137.09	136.54	137.64	6,458.92	6,260.15	6,261.94	0.00	0.00	0.00	0.00	0.00
A Plazo	33,364.81	19.07	175,000.00	175,000.00	175,000.00	195,000.00	199,210.64	200,200.21	215,357.40	208,364.81	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-33,137.41	-8.87	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	340,368.58	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-33,137.41	-8.87	373,505.99	359,671.15	317,216.69	310,823.36	303,550.58	320,015.45	340,551.53	340,368.58	0.00	0.00	0.00	0.00	0.00
Extranjero	-27,641.93	-1.18	2,339,667.34	2,246,022.02	2,047,369.52	1,961,636.06	1,755,628.24	2,279,494.91	2,324,046.31	2,312,025.41	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	148,629.70	120.91	122,923.52	190,142.61	192,225.06	271,177.53	255,754.58	238,154.26	267,915.95	271,553.21	0.00	0.00	0.00	0.00	0.00
A la Vista	16.85	4.59	366.86	2,421.85	1,557.20	965.64	375.06	645.05	5,383.29	383.70	0.00	0.00	0.00	0.00	0.00
A Plazo	148,612.85	121.26	122,556.66	187,720.76	190,667.86	270,211.88	255,379.52	237,509.22	262,532.66	271,169.51	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-176,271.63	-7.95	2,216,743.83	2,055,879.41	1,855,144.45	1,690,458.54	1,499,873.66	2,041,340.65	2,056,130.36	2,040,472.20	0.00	0.00	0.00	0.00	0.00
A la Vista	126,493.08	148.37	85,256.29	149,887.00	167,532.86	301,339.69	119,189.12	203,493.64	270,042.01	211,749.38	0.00	0.00	0.00	0.00	0.00
A Plazo	-302,764.71	-14.20	2,131,487.53	1,905,992.42	1,687,611.59	1,389,118.84	1,380,684.54	1,837,847.00	1,786,088.34	1,828,722.82	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-969,004.17	-30.48	3,178,656.94	2,858,067.02	2,721,586.24	3,190,769.05	3,285,142.62	2,854,741.41	2,637,493.66	2,209,652.76	0.00	0.00	0.00	0.00	0.00
Locales	-523.88	-2.80	18,686.00	18,611.96	18,538.29	18,461.09	18,388.47	18,316.54	18,240.46	18,162.12	0.00	0.00	0.00	0.00	0.00
Extranjero	-968,480.29	-30.65	3,159,970.94	2,839,455.05	2,703,047.95	3,172,307.96	3,266,754.15	2,836,424.86	2,619,253.20	2,191,490.65	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	-71,685.54	-39.79	180,156.70	111,465.13	127,279.45	158,355.56	180,655.92	84,635.82	91,639.60	108,471.16	0.00	0.00	0.00	0.00	0.00
Locales	10,744.81	83.84	12,815.50	18,021.01	30,189.63	14,123.44	24,559.16	14,242.93	14,385.14	23,560.31	0.00	0.00	0.00	0.00	0.00
Extranjero	-82,430.35	-49.26	167,341.21	93,444.12	97,089.82	144,232.13	156,096.76	70,392.89	77,254.47	84,910.86	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	4,347.41	0.42	1,026,066.15	1,030,639.20	1,026,363.69	1,028,354.78	1,026,748.05	1,034,696.38	1,032,960.53	1,030,413.56	0.00	0.00	0.00	0.00	0.00
Capital	1,028.64	0.30	340,533.55	340,683.71	340,843.03	341,017.98	341,154.03	341,295.18	341,421.93	341,562.18	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-1,416.25	-1.06	133,878.72	133,973.23	133,498.32	132,868.63	132,904.11	133,024.74	132,799.88	132,462.48	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-1,416.25	66.18	-2,139.85	-2,045.35	-2,520.26	-3,149.94	-3,114.47	-2,993.84	-3,218.70	-3,556.10	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	50,575.57	13.66	370,231.58	456,101.29	440,854.41	440,854.41	430,950.90	430,950.90	430,725.14	420,807.15	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	-45,751.51	-53.07	86,203.44	4,645.89	15,977.93	18,411.28	26,618.91	34,298.90	32,896.52	40,451.93	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-89.04	-1021.97	8.71	24.93	-20.16	-7.68	-90.05	-83.50	-93.09	-80.32	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-1,057,657.52	-14.54	7,273,215.76	6,781,225.81	6,414,952.68	6,845,075.34	6,751,073.68	6,780,243.10	6,648,309.19	6,215,558.24	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2019 A JULIO 2020 (En Miles de Balboas) *	24 DE AGOSTO 2020

	2019	2020
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	273,632.27	21,504.60	19,261.51	18,223.17	15,641.44	15,032.98	13,832.77	13,849.52	0.00	0.00	0.00	0.00	0.00	117,345.99
Préstamos	253,418.32	20,165.72	18,199.47	17,524.65	15,173.45	14,485.18	13,255.70	13,225.33	0.00	0.00	0.00	0.00	0.00	112,029.49
Depósitos	17,004.65	1,113.92	868.26	477.29	246.96	324.77	344.09	322.75	0.00	0.00	0.00	0.00	0.00	3,698.04
Inversiones	3,209.30	224.96	193.78	221.24	221.04	223.03	232.98	301.43	0.00	0.00	0.00	0.00	0.00	1,618.46
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	164,905.73	12,409.94	10,777.73	10,076.26	9,135.98	7,386.76	6,390.67	6,343.89	0.00	0.00	0.00	0.00	0.00	62,521.25
Intereses Pagados	164,154.92	12,378.43	10,751.75	10,056.09	9,099.36	7,358.05	6,325.32	6,311.32	0.00	0.00	0.00	0.00	0.00	62,280.32
Comisiones	750.81	31.51	25.98	20.18	36.63	28.71	65.35	32.56	0.00	0.00	0.00	0.00	0.00	240.93
Ingreso Neto de Intereses	108,726.54	9,094.65	8,483.78	8,146.91	6,505.46	7,646.22	7,442.09	7,505.63	0.00	0.00	0.00	0.00	0.00	54,824.74
Otros Ingresos	120,860.44	4,807.56	12,768.17	36,817.60	11,827.81	18,740.17	17,236.24	23,830.95	0.00	0.00	0.00	0.00	0.00	126,028.49
Comisiones	16,371.03	1,384.41	912.10	852.47	557.36	674.33	838.56	964.26	0.00	0.00	0.00	0.00	0.00	6,183.49
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	104,489.41	3,423.15	11,856.07	35,965.13	11,270.45	18,065.84	16,397.69	22,866.69	0.00	0.00	0.00	0.00	0.00	119,845.01
Ingresos de Operaciones	229,586.98	13,902.21	21,251.95	44,964.51	18,333.27	26,386.38	24,678.34	31,336.58	0.00	0.00	0.00	0.00	0.00	180,853.23
Egresos Generales	142,953.07	6,707.47	14,933.99	40,155.29	14,925.52	20,300.90	22,293.12	25,399.73	0.00	0.00	0.00	0.00	0.00	144,716.01
Gastos Administrativos	27,210.02	2,030.98	2,053.72	3,531.86	2,288.01	1,462.33	1,342.88	1,803.18	0.00	0.00	0.00	0.00	0.00	14,512.96
Gastos Generales	6,001.00	316.58	367.42	349.90	303.28	442.35	481.18	481.76	0.00	0.00	0.00	0.00	0.00	2,742.48
Gastos de Depreciación	3,297.85	283.37	286.54	294.06	278.36	187.24	263.69	262.24	0.00	0.00	0.00	0.00	0.00	1,855.50
Otros Gastos	106,444.20	4,076.53	12,226.31	35,979.46	12,055.86	18,208.97	20,205.38	22,852.56	0.00	0.00	0.00	0.00	0.00	125,605.07
Utilidad antes de Provisiones	86,633.90	7,194.74	6,317.96	4,809.22	3,407.75	6,085.49	2,385.21	5,936.85	0.00	0.00	0.00	0.00	0.00	36,137.22
Provisiones por Cuentas Malas	430.47	2,548.85	-5,014.07	2,375.87	-4,799.88	-1,594.51	3,787.59	-1,618.56	0.00	0.00	0.00	0.00	0.00	-4,314.71
Utilidad del Periodo	86,203.44	4,645.89	11,332.04	2,433.35	8,207.63	7,680.00	-1,402.38	7,555.40	0.00	0.00	0.00	0.00	0.00	40,451.93

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).